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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number 0-26829

(Check one)

/ / Form 10-K and Form 10-KSB / / Form 11-K
/ / Form 20-F /x/ Form 10-Q and Form 10-QSB / / Form N-SAR For quarterly period ended September 30, 2001
/ / Transition Report on Form 10-K and form 10-KSB
/ / Transition Report on Form 20-F
/ / Transition Report on Form 11-K
/ / Transition Report on Form 10-Q and Form 10-QSB
/ / Transition Report on Form N-SAR For the transition period ended

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Full name of registrant:	TULLY'S COFFEE CORPORATION
Full name if applicable	N/A
Address of principal Executive office (Street & Number)	3100 AIRPORT WAY SOUTH
City, State and Zip Code	SEATTLE, WA 98134

PART II
RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

/x/ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

/x/ (b) The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

/ / (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

During the third quarter of the Company's fiscal year and immediately following (October 2001), Tully's Coffee Corporation experienced additional executive management changes, including the chief financial officer and other key positions. This coupled with the recent filing of the Form 10 K on October 19, 2001, delayed the timely completion of monthly and quarterly closing procedures during the first and second quarters of the new fiscal year. Because of these circumstances, management has been unable to complete its timely filing for the second quarter of fiscal year 2002 as of the Form 10-Q filing deadline. The Company anticipates filing its Form 10 Q for the quarterly period ended September 30, 2001, within the next five days.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

KIMBERLY J. BEACH (Name)	(206) 233-2070 (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). / / Yes  /x/ No

  Quarterly Report on Form 10-Q for the quarterly period ended July 1, 2001
  Form 8-K

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? / / Yes  /x/ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

TULLY'S COFFEE CORPORATION
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 14, 2001	By:	/s/ KIMBERLY J. BEACH Kimberly J. Beach Chief Financial Officer

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (SEE 18 U.S.C. 1001).

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PART I REGISTRANT INFORMATION
PART II RULE 12b-25(b) AND (c)
PART III NARRATIVE
PART IV OTHER INFORMATION